                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
              TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                              (Amendment No. ______)(1)

                            New Frontier Media, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    644398109
                                 (CUSIP Number)

                                October 23, 1998
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]      Rule 13d-1(b)

[X]      Rule 13d-1(c)

[ ]      Rule 13d-1(d)

1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

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========================                           ===========================
  CUSIP NO.  644398109              13G               Page 2 of 6 Pages
========================                           ===========================


1                NAME OF REPORTING PERSON
                 I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)

                          GCA Strategic Investment Fund Limited


2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                      (a) [ ]

                                      (b) [X]
3                SEC USE ONLY

4                CITIZENSHIP OR PLACE OF ORGANIZATION

                          Bermuda

                                    5     544,334   SOLE VOTING POWER


              NUMBER OF             6        0      SHARED VOTING POWER
               SHARES
            BENEFICIALLY
              OWNED BY
                EACH                7     544,334   SOLE DISPOSITIVE POWER
              REPORTING
               PERSON
                WITH
                                    8       0       SHARED DISPOSITIVE POWER


9   544,334      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10               CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
                 SHARES*


11    7.7        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

12    CO         TYPE OF REPORTING PERSON*

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT

                               Page 2 of 6 Pages

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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13G


Item 1.

                  (a)      Name of Issuer:

                           New Frontier Media, Inc.

                  (b)      Address of Issuer's Principal Executive Offices:

                           1050 Walnut
                           Suite 301
                           Boulder, Colorado  80302

Item 2.

                  (a)      Name of Person Filing:

                           GCA Strategic Investment Fund Limited

                  (b)      Address of Principal Business Office or, if None,
                           Residence:

                           Mechanics Building
                           12 Church Street
                           Hamilton HM11, Bermuda

                  (c)      Citizenship:

                           Bermuda

                  (d)      Title of Class of Securities:

                           Common Stock

                  (e)      CUSIP Number:

                           784185209000

Item 3.  If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or
         (c), check whether person filing is a:

                  (a)  [ ]          Broker or dealer registered under section 15
                                    of the Act.
                  (b)  [ ]          Bank as defined in Section 3(a)(6) of the
                                    Act.
                  (c)  [ ]          Insurance company as defined in section
                                    3(a)(19) of the Act.
                  (d)  [ ]          Investment company registered under section
                                    8 of the Investment Company Act.
                  (e)  [ ]          An investment adviser in accordance with
                                    Rule 13d-(b)(1)(ii)(E).
                  (f)  [ ]          An employee benefit plan or endowment fund
                                    in accordance with 13d-1(b)(1)(ii)(F).
                  (g)  [ ]          Parent holding company or control person, in
                                    accordance with 13d-1(b)(ii)(G).
                  (h)  [ ]          Savings association as defined in Section
                                    3(b) of the Federal Deposit Insurance Act.

                               Page 3 of 6 Pages

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                  (i)  [ ]          Church plan that is excluded from the
                                    definition of an investment company under
                                    Section 3(c)(14) of the Investment Company
                                    Act.

                  (j)  [ ]          Group, in accordance with 13d-1(b)(1)(ii)
                                    (J).

                  If this statement is filed pursuant to Rule 13d-1(c), check this box, [X]

Item 4.  Ownership:

                  (a)      Amount beneficially owned             544,334 shares

                  (b) PERCENT OF CLASS: 7.7%. This percentage of based on total outstanding shares of 6,542,000 as of June 30, 1998 as reported in the Company's Form 10-Q for the quarter ended June 30, 1998. This percentage is based on an assumed conversion price of $.793125 per share.
                           On October 23, 1998, GCA purchased, in a private transaction, $400,000 principal amount 8% Convertible
                           Debenture due June 3, 2000 convertible into shares of the Company's common stock, and warrants for the purchase of 40,000 shares of such stock. The warrants have a fixed exercise price. The Debenture may be converted into common stock at any time at a price equal to the lower of (i) 125% of the average closing sales price of the common stock for the five days preceding June 3, 1998 or (ii) 90% of the average of the five lowest closing bid prices of the common stock for the twenty trading days ending on the date prior to the conversion date.

                  (c)      Number of shares as to which such person has:

                           (i)      Sole power to vote or direct
                                    the vote                            544,334

                           (ii)     Shared power to vote or direct
                                    the vote                                  0

                           (iii)    Sole power to dispose or direct
                                    the disposition of                  544,334

                           (iv)     Shared power to dispose or direct
                                    the disposition of                        0


Item 5.   Ownership of 5 Percent or Less of a Class.

                  Not Applicable


Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

                  Not Applicable


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not Applicable

Item 8.   Identification and Classification of Members of the Group.

                  Not Applicable



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Item 9.   Notice of Dissolution of Group.

                  Not Applicable


Item 10.  Certification.

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the the effect of changing or influencing the control of the issuer of the securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


































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                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth above in this statement is true, complete and correct.

                                                 November 17, 1998


                                                 /s/ Joseph Kelly
                                                 ------------------------------


                                                 Name:  Joseph Kelly
                                                 Title: Director, GCA Strategic
                                                        Investment Fund Limited









































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